UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Allis-Chalmers Energy Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

019645407

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ] Rule 13d-1(b)

[X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,333,967
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,333,967

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,967

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 14.1%

12. Type of Reporting Person (See Instructions) OO, IA

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,333,967
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,333,967

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,967

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 14.1%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) X

(b)

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,333,967
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,333,967

9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,333,967

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 14.1%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Micro Cap Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,098,000
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,098,000

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,098,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.6%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Global Energy Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 1,143,967
7. Sole Dispositive Power 0
8. Shared Dispositive Power 1,143,967

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,143,967

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 6.9%

12. Type of Reporting Person (See Instructions) PN

Item 1.

(a) Name of Issuer

Allis-Chalmers Energy Inc.

(b) Address of Issuer's Principal Executive Offices

5075 Westheimer, Suite 890, Houston, TX 77056

Item 2.

(a) The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI")

Palo Alto Investors

William Leland Edwards

Micro Cap Partners, L.P. ("Micro Cap")

Palo Alto Global Energy Fund, L.P. ("Global Energy")

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

470 University Avenue, Palo Alto, CA 94301

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 019645407

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ x ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ x ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Palo Alto Investors and Mr. Edwards).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ x ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J) (as to PAI, Palo Alto Investors and Mr. Edwards).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than Micro Cap and Global Energy, separately holds more than five percent of the outstanding Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Palo Alto Investors, PAI and Mr. Edwards constitute a group as defined in Rule 13d-5(b)(1), but are not members of a group with any other person. PAI is a registered investment adviser. Palo Alto Investors is the manager of PAI. Mr. Edwards is the controlling shareholder and President of Palo Alto Investors. PAI is the general partner and investment adviser of Micro Cap and Global Energy and other investment limited partnerships and the investment adviser to other investment funds. Micro Cap and Global Energy are filing this Schedule 13G jointly with the other Filers, but not as members of a group, and each of them expressly disclaims membership in a group. In addition, the filing of this Schedule 13G on behalf of Micro Cap and Global Energy should not be construed as an admission that either of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

Certification of Palo Alto Investors, PAI and Mr. Edwards:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of Micro Cap and Global Energy:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits

Joint Filing Agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2006

PALO ALTO INVESTORS By: /s/ William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
MICRO CAP PARTNERS, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President
/s/ William L. Edwards	PALO ALTO GLOBAL ENERGY FUND, L.P. By: Palo Alto Investors, LLC General Partner By: Palo Alto Investors, Manager By: /s/ William L. Edwards, President